[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: 212.859.8535
Fax: 212.859.4000 kenneth.rosh@friedfrank.com
August 25, 2015

VIA EDGAR

Mr. Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 - Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	Grupo Televisa, S.A.B.
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 29, 2015
File No. 001-12610

Dear Mr. Pacho:

This letter sets forth the response of Grupo Televisa, S.A.B. (the “Company” or “Televisa”) to the comment letter, dated August 11, 2015, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”), that was filed with the United States Securities and Exchange Commission (the “SEC”) on April 29, 2015.

In order to facilitate your review, we have repeated each comment in its entirety in italics in the original numbered sequence. Page references in the responses below are to the 2014 Form 20-F.

Disposal of Subsidiaries, pages F-12

1.	Per your disclosure, IFRIC 12 does not apply to you since your concessions or permits are not subject to any significant pricing regulations in the ordinary course of business. Addressing your economic dominance in the broadcasting, telecommunications (cable), and satellite markets, tell us your consideration of your regulatory requirements, including but not limited to the following:

•	The classification of broadcasting and telecommunication services as general interest public services and satellite services as public goods

•	The must-offer regulation that requires you to allow, free of charge and on a nondiscriminatory basis, a retransmission of free-to-air television signals to pay-TV concession holders, which has since negatively impacted your network subscription revenue

•	An express prohibition of you from refusing to sell advertising and/or discriminating with respect to advertising spaces, to certain parties, including your competitors, thereby impacting your ability to offer competitive rates to your customers

•	A prohibition on your acquisition of exclusive content which would impact your advertising revenue

•	A requirement of you to offer an unbundled sale of your channels

•	A divestiture of your assets which may be ordered under certain conditions

•	Your obligation to provide gratuitously to the government a certain amount of capacity in your satellites

Response:

We hold separate concessions for our broadcasting and telecommunications (which includes Pay TV (cable and satellite), fixed line telephony and internet services) businesses. The Telecommunications Reform in Mexico defined the concept of “preponderant economic agent” which is different than the economic dominant figure regulated by competition laws. Preponderance is determined by sector rather than relevant markets, and under the Telecommunications Reform, only one preponderant economic agent may exist in each of the broadcasting and the telecommunication sectors. Preponderance is determined based on the economic agent’s national participation in the broadcasting or the telecommunication sectors, respectively. Any economic agent having a national participation of more than 50% in the relevant sector (telecommunications or broadcasting), could be determined to be a preponderant economic agent by the Instituto Federal de Telecomunicaciones (the “IFT”) and would be subject to special measures deemed necessary to promote competition. These special measures are temporary until the Mexican government deems that competitive conditions exist in the broadcasting and telecommunications sectors. In March 2014, America Movil, S.A.B. de C.V, Telmex, S.A.B. de C.V. and other affiliated companies were determined to be a preponderant economic agent in the Telecommunications sector and Televisa, and some of its affiliates were determined to be a preponderant economic agent in the Broadcasting sector. Most of the regulatory requirements highlighted in the Staff’s comment are derived from either the measures imposed by IFT as a result of Televisa being declared a preponderant economic agent in the Broadcasting sector or as a result of certain regulations applicable to all participants in the industry. Please note that there are currently no judgments or orders that would require us to divest any of our assets and we do not anticipate that any such judgments or orders will be issued in the near future.

As discussed in detail in this response, we have analyzed the regulatory requirements of our concessions and have concluded that IFRIC 12 does not apply to our concessions.

We are unable to divide our infrastructure among the public and non-public service components. In addition, we do not believe that our concessions fall within the scope defined in paragraph 5(a) of IFRIC 12. Paragraph 5(a) of IFRIC 12 would require the Mexican government to substantially control what services are provided with the infrastructure and the price at which such services are offered. We do not believe the Mexican government controls the services we provide with the infrastructure and the price at which such services are offered.

The broadcasting concessions have specific rules that differ from the telecommunications concessions (which include, cable and satellite pay TV concessions). As such, we will analyze the broadcasting concessions separately from the telecommunications concessions.

Broadcasting Concessions

We are granted multiple concessions for each of our free over the air channels. We currently have four free over the air channels in Mexico City (channel 2, 4, 5, 9). The broadcasting concessions specify that we must provide broadcasting services. However, the broadcasting concessions do not specify the infrastructure to be used for each broadcasting concession. We are free to invest in the types and quantity of infrastructure we consider necessary to run our business. The broadcasting infrastructure must only be adequate to meet customary requirements related to the quality and quantity of our broadcast signal and services. In addition, we are free to broadcast the content that we choose. There are certain customary requirements and regulations applicable to all participants in the broadcasting sector (for example, to prohibit inappropriate material to children or at certain hours of the day), but generally we are able to freely choose the mix of programming. In addition, all over the air television broadcasters in Mexico are obliged to allow the Mexican government to use up to 48 minutes a day of free broadcasting, comprised of 30 minutes of official time and 18 minutes of public service announcements and to permit the interruption of programming for reasons of national security (i.e. natural disasters, wars, etc). Such rights only represent a small fraction of our content broadcast time. We believe the rules described in this paragraph are consistent with normal broadcasting business regulations and not with regulations related to our underlying broadcasting infrastructure. Therefore, we have concluded that the Mexican government does not substantially control or regulate what services we provide with our infrastructure.

We have no guaranteed income stream under our broadcasting concessions, or a right to recover any amounts from the grantor of the concessions. Our broadcast revenue stream is derived primarily from the sale of advertising. The sale of advertising is an unregulated service with respect to pricing and we are permitted to freely set our prices. Restrictions on our advertising sales state that we cannot apply discriminatory treatment with respect to our advertising inventory, deny third parties access to the service or offer bundled packages without also offering them in an unbundled manner. While it is not considered a regulation on advertising pricing, there are certain restrictions on us purchasing certain exclusive content, which could have an effect on the rates that the market is willing to pay for our advertising services. We consider the aforementioned restrictions to be rules to promote competition rather than rules relating to our underlying broadcasting infrastructure.

With the Telecommunications Reform, all over the air television broadcasters, including Televisa, are now required to permit the broadcast of over-the-air signals free of charge to pay-TV system operators subject to certain terms, conditions and exceptions. Previously, we charged cable operators to re-broadcast our over the air signal through their pay TV networks. We estimate these revenues represented less than 2% of our Content Segment revenue (less than 1% of our consolidated net sales).

We have analyzed the regulatory requirements of our concessions mentioned above under IFRIC 12. IFRIC 12 is limited to public service concessions, which are concessions for services that meet the basic needs of citizens. We believe that our broadcasting service does not meet the definition of a public service, as defined in IFRIC 12. Our broadcasting content is generally for entertainment purposes and is not regulated beyond general protections to the public. Further, our advertising revenues come from a non-public service with limited regulations. Other than revenues derived from the sale of advertising, we generate no revenues from the actual free broadcasting signal, and there is no right to receive payment from the Mexican government. Therefore, there is no intangible or financial asset as described by IFRIC 12.

In addition, based on our analysis of the criteria set forth in paragraph 5(a) of IFRIC 12, we have concluded that IFRIC 12 is not applicable. This conclusion is based on the fact that there are no substantial pricing regulations; the Mexican Government does not control what services are provided with the infrastructure since we are free to determine the programming we offer (subject to customary content broadcasting requirements), the prices we charge and other material elements of the service; and while the Mexican government requires broadcasters who hold concessions to provide the service, it does not specifically define the infrastructure that must be used, and thus, has limited control over how we broadcast with the existing infrastructure or the future development of our infrastructure as long as we meet the quality and quantitative standards required for the services.

Telecommunications Concessions (including Cable and Satellite Pay TV)

Subject to slight variances, we hold the same type of telecommunications concessions for our cable TV, telecommunications and satellite pay TV businesses (public telecommunications network). We own five cable companies in Mexico and have one telecommunications company that provides services to clients. We also own one satellite pay TV company. Each business has one or more separate concessions. Our cable companies offer cable-TV services, fixed line telephony, and internet services which are typically bundled into packages including at least two or three of these services. Our satellite pay TV company only offers under its concession direct-to-home satellite pay television services.

In analyzing IFRIC 12, we believe our telephony, and possibly internet services, are public services under our telecommunication concessions. However, we also provide pay-TV services, which are not a basic public service, as defined under IFRIC 12. The infrastructure used to provide the telephony, internet and pay TV services cannot be separated into components. All services share the same infrastructure.

The telecommunications concession regulations do not specify what types of infrastructure must be built or used. It is up to us to choose infrastructure assets according to our commercial needs. In addition, the telecommunication concession regulations place limited rules on how the infrastructure is used during the concession period. We are permitted to lease the assets, build the assets, or to rent our own property to others. We are not required to provide any satellite capacity to the Mexican government.

There are no pricing restrictions on the telecommunications or pay-satellite TV services we provide. We are able to charge the fees we deem appropriate for our pay-TV services, monthly internet usage and monthly fixed telephone usage. Our only restriction is to publish the rates we set for the public and register such rates with IFT. The Telecommunications law prohibits all concesionnaires to charge for domestic long distance. Historically, in most cases, we have not charged domestic long distance to our users. In limited cases, where we have made such charges, they have not represented material revenue streams to our Telecommunications Segment.

In addition, the pay TV services we offer are largely unregulated as we are free to determine the programming and packages we offer our customers, as well as the variety and depth of the content. Our only restrictions are that we must offer all free over-the-air TV channels to our customers (must carry), subject to certain rules, conditions and exceptions, and we must reserve or have available a small number of channels to government owned institutions in case they choose to broadcast their own channels in such reserved spaces. These channels make up less than 3% of our total channel offering. There are customary Pay TV content regulations, which we do not believe are substantial or relevant for IFRIC 12 purposes (i.e. time used for advertising purposes, notice of content rate/classification, etc.). Given these rules are not substantive regulations on our services, we have concluded that the Mexican government does not substantially control or regulate what services we provide with our infrastructure.

Based on the above analysis, our telecommunication concessions have both a public service component (telephony and possibly internet services) and a non-public service component (pay TV). We are unable to divide our infrastructure between the public service components and the non-public service component. Therefore it would be inappropriate to conclude that the services we provide with our concession infrastructure are only public services, as defined by IFRIC 12, or that the unregulated services are ancillary to the public service, when in fact, the unregulated services are the major part of our business.

In addition, based on our analysis of the criteria set forth in paragraph 5(a) of IFRIC 12, we concluded that IFRIC 12 is not applicable. This conclusion is based on the fact that there are no substantial regulations placed on our services, as we are free to set content (subject to must carry obligations and our obligation to reserve certain channels for public institutions), establish prices, determine depth of coverage (subject to minimum coverage areas), etc. The prices of our services are unregulated with limited exceptions for long distance; however, this has never represented a relevant revenue stream to our business. We can freely charge for our monthly services.

2.	With respect to each of you concessions (broadcast, telecommunications and satellite), please clarify and state if true whether the government has a preferential right to acquire the facilities, installation, equipment and other assets used for the provision of services when the concession is terminated.

Response:

Our broadcasting and telecommunications concessions (including satellite pay TV satellite) have similar restrictions at the termination of the concessions. The concession regulations establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment, and other goods directly used in the provision of the concession.

If the Mexican government were to exercise its right to acquire our infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value for the infrastructure. To our knowledge, this has never occurred to date in Mexico. We consider this right to be more protective in nature for the Mexican government. We believe there is no intent of the Mexican government to revoke the concessions, take back the infrastructure, and then re-issue the infrastructure to another concessionaire, as would be the case of some public service infrastructure. In addition, these transferred assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunication services, as no content producing assets or other equipment necessary to operate the businesses would be included in any transfer.

While the Mexican government requires public broadcasting and telecommunication services (including satellite pay TV) to have infrastructure, it does not clearly define the infrastructure that must be used for these concessions and therefore it has limited control over the existing infrastructure or its future development. It is our responsibility to determine the sufficiency of our infrastructure to comply with our business model and to guarantee a quality transmission. In addition, we are free to sell or transfer our assets prior to the end of the concession term to the extent we provide the services as required under the concessions and applicable laws and regulations.

Please see “Business Overview — Regulation” beginning on p. 48 of the 2014 20-F for further discussion.

***

The Company respectfully requests that all future correspondence from the SEC be directed to Joaquín Balcárcel, General Counsel of the Company, at jbalcarcel@televisa.com.mx and/or at (525) (55) 261-2433 and Salvi Rafael Folch Viadero, Chief Financial Officer of the Company, at sfolch@televisa.com.mx and/or (525) (55) 261-2580.

In addition, should you or any member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate call me at (212) 859-8535 or Joshua Wechsler at (212) 859-8689 at Fried, Frank, Harris, Shriver & Jacobson LLP.

Sincerely,

/s/ Kenneth I. Rosh

Kenneth I. Rosh

cc:	Kathryn Jacobson, Securities and Exchange Commission
Robert Littlepage, Securities and Exchange Commission
Celeste M Murphy, Securities and Exchange Commission
Joaquín Balcárcel, Grupo Televisa, S.A.B.
Salvi Rafael Folch Viadero, Grupo Televisa, S.A.B.